Exhibit 99.1

BC FORM 51-102F3

MATERIAL CHANGE REPORT

1. Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Veris Gold Corp.

900 – 688 West Hastings Street

Vancouver, B.C. V6B 1P1

2. Date of Material Change

The date of the material change is December 5, 2012

3. News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                             December 5, 2012

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4. Summary of Material Change

Veris Gold Corp. (the “Company”) announces public offering.

5. Full Description of Material Change

The Company is pleased to announce that it intends to offer up to 11,120,000 units of the Company (the “Units”) at a price C$2.25 per Unit (the “Offering Price”) representing aggregate gross proceeds of up to C$25,020,000 (the “Offering”). The Offering will be made in each of the Canadian provinces of British Columbia, Alberta and Ontario by way of a prospectus supplement to the Company’s short form base shelf prospectus dated October 31, 2012, and in the United States pursuant to a prospectus supplement to the Company’s short form base shelf prospectus filed as part of its registration statement on Form F-10 (File No. 333-184496) with the United States Securities and Exchange Commission (the “SEC”) on October 19, 2012, as amended on November 1, 2012 and effective November 2, 2012, pursuant to the United States Securities Act of 1933, as amended.

Each Unit will be comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant (a “Warrant”) will entitle the holder to purchase one common share of the Company for a period of 48 months following closing of the Offering at an exercise price of C$2.75.

The Company intends to use the net proceeds to complement cash flow from operations in order to (i) fund the development of Starvation Canyon mine at Jerritt Canyon, (ii) fund additional bonding for future reclamation obligations arising from the current years investment into a second tailings facility, (iii) fund exploration in areas with significant near term potential, (iv) fund the completion of re-grading existing rock disposal areas at Jerritt Canyon, the final item remaining under the Consent Decree, and (v) improve working capital and also for general corporate purposes, all of which is detailed in the Prospectus Supplement.

Shaun Heinrichs, Co-CEO and CFO, commented that, “This financing should provide all the financing required for Jerritt Canyon to move the Company towards targeted production rates of 180,000 – 200,000 ounces for 2013 with the addition of Starvation Canyon in Q2 2013, which will be our highest-grade operating mine. A healthy balance sheet will also put us in a stronger bargaining position as we firm up third party ore toll milling arrangements, anticipated to start in Q2, 2013, and allows us to finish the final environmental requirement in the Consent Decree by re-grading the two remaining rock disposal areas at Jerritt Canyon.”

The Offering will be conducted on a best efforts agency basis pursuant to an agency agreement to be entered into among the Company and a syndicate of agents co-led by Haywood Securities Inc. and Casimir Capital Ltd., and includes Global Hunter Securities LLC (collectively, the “Agents”). Global Hunter Securities LLC will offer the Units only in the United States.

Closing of the Offering will be subject to certain conditions, including receipt of all necessary regulatory approvals and the approval of the Toronto Stock Exchange.

A preliminary prospectus supplement containing important information relating to these securities has been filed with the securities commissions in British Columbia, Alberta and Ontario and in the United States with the SEC. The preliminary prospectus supplement is still subject to completion or amendment. Copies of the preliminary prospectus supplement and accompanying short form base shelf prospectus are available at www.sedar.com and www.sec.gov or by directing a request to Haywood Securities Inc. at Waterfront Centre, 200 Burrard Street, Suite 700, Vancouver, B.C. V6C 3L6, telephone (604) 697-7126, Email: ecm@haywood.com, Attn: Michelle Jankovich.

Before you invest, you should read the prospectus supplement and accompanying short form base shelf prospectus, the registration statement, and the other documents that the Company has filed with the SEC at www.sec.gov and with the applicable Canadian Securities Administrators at www.sedar.com for more complete information about the Company and this Offering.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which the offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the preliminary prospectus supplement, the short form base shelf prospectus or the registration statement.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8. Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name: Shaun Heinrichs/Randy Reichert, Co-CEOs Bus. Tel: (604) 688-9427

9. Date of Report

Dated at Vancouver, BC this 5th day of December, 2012.

/s/ Shaun Heinrichs
Shaun Heinrichs, CFO